Jupiter Wellness Acquisition Corp.

1061 E. Indiantown Road, Suite 110

Jupiter, Florida 33477

December 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Todd Schiffman

Re:	Jupiter Wellness Acquisition Corp.
Registration Statement on Form S-1
Filed November 1, 2021, as amended
File No. 333-260667

Dear Mr. Schiffman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jupiter Wellness Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Monday, December 6, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Brian S. John
Brian S. John
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP